Exhibit 99.1

Constellium to purchase UACJ’s Stake in Auto Body Sheet Joint Venture in Bowling Green, Kentucky

Amsterdam, December 11, 2018 – Constellium N.V. (NYSE: CSTM) announced today that it entered into a binding purchase agreement with UACJ Corporation and its U.S. subsidiary, Tri-Arrows Aluminum Holding Inc. (TAAH), to acquire TAAH’s 49% stake in Constellium-UACJ ABS, LLC (CUA), for $100 million plus the assumption of 49% of approximately $80 million of third party debt at CUA.

As part of this agreement, Constellium contracted with TAAH for the supply of cold coils from its Logan plant in Kentucky for up to five years. Constellium’s plant in Muscle Shoals, Alabama, will continue to ramp-up its Auto Body Sheet substrate capability to gradually become Bowling Green’s sole supplier of cold coils.

“This investment will give Constellium greater control over its future development of Auto Body Sheet in North America, a growing market and a strategic focus for our company,” said Jean-Marc Germain, Chief Executive Officer of Constellium. “We are strengthening our position as a global aluminium supplier for our automotive customers and are looking forward to continuing to serve them in the U.S.”

Jean-Marc Germain added: “I want to warmly thank UACJ for partnering with us and for its contribution to the successful ramp-up of the Bowling Green plant. We are looking forward to continuing to work with UACJ to ensure a smooth transition for our customers and employees.”

With a capacity of 100,000 metric tons, Bowling Green’s facility is expected to reach full production in 2020. The plant supplies advanced 5xxx and 6xxx alloys and provides coils and sheets for closures inners, outers and body-in-white.

The deal is expected to close by mid-January 2019 and is subject to customary closing conditions.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including automotive, aerospace and packaging. Constellium generated €5.2 billion of revenue in 2017.

www.constellium.com

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.